EXHIBIT 12

KENTUCKY POWER COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2001	2002	2003	2004	2005	6/30/2006	6/30/2006
EARNINGS
Income Before Income Taxes	$31,607	$31,429	$43,139	$34,576	$32,945	$37,832	$21,714
Fixed Charges (as below)	29,066	29,470	29,943	30,404	29,928	30,141	15,107
Total Earnings	$60,673	$60,899	$73,082	$64,980	$62,873	$67,973	$36,821

FIXED CHARGES
Interest Expense	$27,361	$26,836	$28,620	$29,470	$29,071	$29,369	$14,736
Credit for Allowance for Borrowed Funds Used During Construction	505	1,634	723	234	257	172	71
Estimated Interest Element in Lease Rentals	1,200	1,000	600	700	600	600	300
Total Fixed Charges	$29,066	$29,470	$29,943	$30,404	$29,928	$30,141	$15,107

Ratio of Earnings to Fixed Charges	2.08	2.06	2.44	2.13	2.10	2.25	2.43